EXHIBIT 20

  A(company insignia)                              BEHRING(company insignia)

ARMOUR                                                  Behringwerke AG
PHARMACEUTICAL                                          Postfach 1140
COMPANY                       FOR IMMEDIATE RELEASE     D 35001 Marburg
Collegeville, PA 19426

ARMOUR AND BEHRINGWERKE TO CREATE A JOINT VENTURE.


Pennsylvania, USA and Marburg, Germany - February 23, 1995 - Armour Pharmaceutical Company, a subsidiary of Rhone-Poulenc Rorer Inc. (NYSE:RPR), and Behringwerke AG, a subsidiary of Hoechst AG, announced the signing of an agreement to form a joint venture in the highly competitive field of plasma proteins.

Under the terms of the agreement, both companies will contribute to the joint venture all of the assets of their respective plasma operations in exchange for a one-half equity interest in a new entity.

A priority of the joint venture would be to increase the availability of innovative products through its enhanced capacity to invest in research and development. Armour and Behringwerke have complementary product lines, that if combined, would provide a broad range of life-saving therapies to patients throughout the world. The companies also complement each other geographically as Armour has a strong presence in the United States, while Behringwerke is principally in Europe and Japan.

Over the last decade, Armour and Behringwerke have both developed important product and technology innovations in the plasma protein field. Both companies also use liquid pasteurization for viral inactivation and have active programs in recombinant and gene therapy research.

The agreement is subject to regulatory approval by agencies of the United States government and the European Union.

Behringwerke is a global pharmaceutical company dedicated to the discovery, development, manufacturing and marketing of plasma proteins, vaccines and diagnostic products.

Armour is a global pharmaceutical company dedicated to the discovery, development, manufacturing and marketing of plasma proteins.

Contacts:
Armour                                       Behringwerke AG:
Beth Leahy: (610)454-3879                    Wolfgang Faust: (49)6421 39 4189
Catherine LeLouarn: (33)1.40.91.4168


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